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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)


           Quest Education Corporation f/k/a Educational Medical, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                 00074835F 10 2
                                 --------------
                                 (CUSIP Number)













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                                                               Page 1 of 4 Pages


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1       NAMES OF REPORTING PERSONS             Lawrence, Tyrrell, Ortale & Smith

        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                       (b) [  ]

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3       SEC USE ONLY

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4       CITIZENSHIP OR PLACE OF ORGANIZATION                           New York

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             5     SOLE VOTING POWER                                        -0-

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             6     SHARED VOTING POWER                                      -0-

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             7     SOLE DISPOSITIVE POWER                                   -0-

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             8     SHARED DISPOSITIVE POWER                                -0-
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9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
        EACH REPORTING PERSON                                              -0-

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10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
        EXCLUDES CERTAIN SHARES

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11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  -0-

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12      TYPE OF REPORTING PERSON                                           PN

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Item 1(a):        Name of Issuer: Quest Education Corporation f/k/a Educational
                  Medical, Inc.

Item 1(b):        Address of Issuer's Principal Executive Offices:
                  1327 North Meadow Parkway, Suite 132
                  Roswell, GA  30076

Item 2(a)         Name of Person Filing:

                  This Statement is being filed by Lawrence, Tyrrell, Ortale & Smith ("LTOS"). LTOS is a New York limited partnership. Its sole general partner is Lawrence Venture Partners, a New York general partnership.

Item 2(b):        Address of Principal Business Office or, if none, Residence:

                  200 31st Avenue North, Suite 200
                  Nashville, TN 37203-1205

Item 2(c):        Place of Organization:

                  New York

Item 2(d):        Title of Class of Securities:

                  Common Stock

Item 2(e):        CUSIP Number:  74835 F 10 2

Item 3:           Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                  Not applicable

Item 4:           Ownership.

                  (a) Amount Beneficially Owned:-0- shares of Common Stock

                  (b) Percent of Class: 0.0%

                  (c) Number of shares as to which such person has:

                      (i)   sole power to vote or to direct the vote:  -0-

                      (ii)  shared power to vote or to direct the vote: -0-

                  `   (iii) sole power to dispose or to direct the
                            disposition of:  -0-

                      (iv) shared power to dispose or to direct the disposition of: -0-



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Item 5:           Ownership of Five Percent or Less of a Class:

                  LTOS previously held 995,307 shares of Quest Education Corporation's Common Stock. LTOS disposed of all 995,307 shares in Quest Education Corporation's secondary offering which closed in August 1998. LTOS owns no other shares of Quest Education's stock, and thus, is no longer a reporting person in relation to this stock.

Item 6:           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company:

                  Not applicable

Item 8:           Identification and Classification of Members of the Group:

                  Not applicable

Item 9:           Notice of Dissolution of Group:     Not applicable

Item 10:          Certification:    Not applicable


                                   Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                LAWRENCE, TYRRELL, ORTALE & SMITH
                                By:  Lawrence Venture Partners,
                                     General Partner

                                By:  /s/ W. Patrick Ortale, III
                                     ---------------------------------------
                                     W. Patrick Ortale, III, General Partner

Date: October 13, 1998